Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

Allison Fumai Partner

September 26, 2025	Allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Soo Im-Tang

     Mr. Jeffrey W. Long

Re:	Registration Statement on Form N-14 (“N-14”) of Baron ETF Trust (the “Trust” or Registrant”) (File No. 333-289932)

Dear Ms. Im-Tang and Mr. Long,

Thank you for the telephonic comments regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of each of Baron FinTech Fund and Baron Technology Fund (each, an “Acquired Fund”), each a series of Baron Select Funds, with and into Baron Financials ETF and Baron Technology ETF (each, an “Acquiring Fund” and together with the Acquired Funds, the “Funds”), respectively, each a series of the Trust (each such reorganization and liquidation, a “Reorganization”), filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2025.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Part I of this letter is in response to the accounting comments of the Staff of the Commission that Mr. Long provided to Cindy Wu of Dechert LLP by telephone on September 22, 2025. Part II of this letter is in response to the disclosure comments that Ms. Im-Tang provided to Ms. Wu by telephone on September 23, 2025. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

September 26, 2025 Page 2

PART I – ACCOUNTING COMMENTS

Comment 1.

With respect to the Annual Fund Operating Expenses tables beginning on page 9, it is disclosed that “[t]he fees and expenses set forth in the table below for the Acquired Funds are as of June 30, 2025.” The staff note that the fees and expenses presented in the tables are as of December 31, 2024. Please confirm if these numbers are accurate as of June 30, 2025, or update as needed.

Response 1.	The disclosure has been revised as follows:

FinTech Reorganization

Shareholder fees

(fees paid directly from your investment) None

	ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund – Baron FinTech Fund			Pro Forma Acquiring Fund – Baron Financials ETF

	Retail Shares	Institutional Shares	R6 Shares
Management Fees	0.80%	0.80%	0.80%	0.80%
Distribution (12b-1) Fees	0.25%	0.00%	0.00%	N/A
Other Expenses	~~0.51%~~0.57%	~~0.33%~~0.37%	~~0.30%~~0.35%	None[1,2]
Total Annual Fund Operating Expenses	~~1.56%~~1.62%	~~1.13%~~1.17%	~~1.10%~~1.15%	0.80%
Expense Reimbursement	~~(0.36)%~~(0.42)%	~~(0.18)%~~(0.22)%	~~(0.15)%~~(0.20)%	N/A
Total Annual Fund Operating Expenses After Expense Reimbursement[3]	1.20%	0.95%	0.95%	0.80%

September 26, 2025 Page 3

Technology Reorganization

Shareholder fees

(fees paid directly from your investment) None

	ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund – Baron Technology Fund			Pro Forma Acquiring Fund – Baron Technology ETF

	Retail Shares	Institutional Shares	R6 Shares
Management Fees	0.80%	0.80%	0.80%	0.75%
Distribution (12b-1) Fees	0.25%	0.00%	0.00%	N/A
Other Expenses	~~0.70%~~0.51%	~~0.55%~~0.43%	~~0.59%~~0.41%	None[1,2]
Total Annual Fund Operating Expenses	~~1.75%~~1.56%	~~1.35%~~1.23%	~~1.39%~~1.21%	0.75%
Expense Reimbursement	~~(0.55)%~~(0.36)%	~~(0.40)%~~(0.28)%	~~(0.44)%~~(0.26)%	N/A
Total Annual Fund Operating Expenses After Expense Reimbursement[3]	1.20%	0.95%	0.95%	0.75%

PART II – DISCLOSURE COMMENTS

Comment 2.	Please apply comments in one section of the Registration Statement to similar disclosures throughout the Registration Statement.

Response 2.	We acknowledge the comment and will proceed accordingly.

September 26, 2025 Page 4

Comment 3.

On page 5, with respect to the second to last paragraph under the Q&A titled “[i]s each Reorganization considered a taxable event for federal income tax purposes?”, if accurate, please revise to state brokerage/transaction costs consistent with the disclosure under the Q&A titled “[w]ho bears the expenses associated with the Reorganizations?” on page 13.

Response 3.	The disclosure has been revised as follows:

Brokerage/transaction costs may be incurred in order to transfer or sell certain Acquired Fund holdings to facilitate each Reorganization and borne by the Acquired Fund. These brokerage/transaction costs, if any, are expected to be de minimis.

Comment 4.

In the same paragraph, it is disclosed that “[t]hese transaction costs, if any, are expected to be de minimis.” To the extent practicable, please consider disclosing dollar range for the transaction costs, even if it is de minimis.

Response 4.	The disclosure has been revised as follows:

Brokerage/transaction costs may be incurred in order to transfer or sell certain Acquired Fund holdings to facilitate each Reorganization and borne by the Acquired Fund. These brokerage/transaction costs, if any, are expected to be de minimis. The Adviser anticipates that such brokerage/transaction costs will be approximately $15,000 for the Baron Technology Fund and $1,000 for the Baron FinTech Fund. The tax impact of the sale of portfolio securities will depend on the difference between the price at which such securities are sold and the Acquired Fund’s tax basis in such securities. ~~It is currently anticipated that no securities of the Acquired Fund will be sold in order to facilitate the Reorganization; however, this is subject to change by the Adviser.~~

Comment 5.

On page 10, with respect to footnote 3 of the fee table, if the waiver is subject to recoupment, please disclose the terms. Please also confirm that the right to recoupment does not carry over to the Acquiring Fund.

Response 5.	We hereby confirm that fee waiver is not subject to recoupment with respect to the Acquired Funds or the Acquiring Funds.

September 26, 2025 Page 5

Comment 6.

On page 16, with respect to “Consumer Discretionary Sector” risk, please review this risk for accuracy, as the term “consumer discretionary sector” is not referenced in the principal investment strategy table under FinTech reorganization. The staff notes there is a reference to “financial and financial-related companies” for the Acquiring Fund. If the term “consumer discretionary sector” is part of the financial-related companies, please clarify this in the disclosure.

Response 6.	The disclosure has been revised to remove the “Consumer Discretionary Sector” risk.

Comment 7.	On page 17, please include an introductory paragraph explaining what the bar chart and the table represents.

Response 7.	The disclosure has been revised to add the below introductory paragraph before the total return bar chart for each Acquiring Fund.

The accompanying bar chart and table provide some indication of the risks of investing in the Fund. Performance results shown in the bar chart and the performance table below reflect the performance of the Institutional Class shares of the Predecessor Fund. The bar chart shows the Predecessor Fund’s year-by-year performance and its average annual performance compared to that of a broad measure of market performance. Updated performance information for the Predecessor Fund is available at BaronCapitalGroup.com/daily-prices-and-performance or by calling 1-800-99BARON (1-800-992-2766). The Predecessor Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Comment 8.	On page 21, under the section titled “Board Consideration of the Reorganizations”, please include all materially adverse factors considered by the Board.

Response 8.

We hereby confirm that all materially adverse factors considered by the Board are included in the Registration Statement. In particular, the N-14 currently states that the Board considered that shareholders who hold shares through an account that cannot hold shares of an ETF, like retirement accounts or group retirement plans,

September 26, 2025 Page 6

at the time of the Reorganizations will have their investments liquidated and may receive cash.

Comment 9.

On page 22, it is disclosed that “[t]ransaction costs are expected to be incurred in order to transfer or sell certain Acquired Fund holdings to facilitate the Reorganization and borne by the Acquired Funds, but these transaction costs are expected to be de minimis.” Please reconcile with the disclosure on page 5, which states that “[t]hese transaction costs, if any, are expected to be de minimis…It is currently anticipated that no securities of the Acquired Fund will be sold in order to facilitate the Reorganization; however, this is subject to change by the Adviser.”

Response 9.	The disclosure on page 22 has been revised as follows:

Brokerage/transaction costs ~~are expected to~~ may be incurred in order to transfer or sell certain Acquired Fund holdings to facilitate the Reorganization and borne by the Acquired Funds, but these brokerage/transaction costs, if any, are expected to be de minimis. The Adviser anticipates that such brokerage/transaction costs will be approximately $15,000 for the Baron Technology Fund and $1,000 for the Baron FinTech Fund.

As noted above in Response 4, the disclosure on page 5 has been revised as follows:

Brokerage/transaction costs may be incurred in order to transfer or sell certain Acquired Fund holdings to facilitate each Reorganization and borne by the Acquired Fund. These brokerage/transaction costs, if any, are expected to be de minimis. The Adviser anticipates that such brokerage/transaction costs will be approximately $15,000 for the Baron Technology Fund and $1,000 for the Baron FinTech Fund. The tax impact of the sale of portfolio securities will depend on the difference between the price at which such securities are sold and the Acquired Fund’s tax basis in such securities. ~~It is currently anticipated that no securities of the Acquired Fund will be sold in order to facilitate the Reorganization; however, this is subject to change by the Adviser.~~

Comment 10.	On page 25, the Capitalization table is as of June 30, 2025. Please confirm these are current figures.

Response 10.	We hereby confirm that the figures in the Capitalization table are current.

Part C

Comment 11.

With respect to Exhibit 12(a) and Exhibit 12(b), please include an undertaking in the Registration Statement to file by post-effective amendment a tax opinion of counsel supporting the tax consequences of the proposed Reorganization within a reasonable time after receipt of such opinion. Further, please confirm that the tax opinion will comply with the Division of Corporation Finance Legal Staff Bulletin No. 19.

Response 11.

We respectfully acknowledge the staff’s comment; however, we note that this undertaking is already provided in Item 17(3) of the Part C, which states that “[t]he undersigned Registrant agrees to file in a Post-Effective Amendment to this

September 26, 2025 Page 7

Registration Statement a final tax opinion within a reasonable time after the close of this transaction.”

We hereby confirm that the tax opinion will comply with the Division of Corporation Finance Legal Staff Bulletin No. 19.

*   *   *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai